Exhibit 99.1

press release

ArcelorMittal announces publication of notice of redemption of the entire outstanding amount of its 5.500% Notes due March 1, 2021

27 November 2019 – 18:45 CET

ArcelorMittal confirms that it has given notice that it will redeem all of the outstanding 5.500% Notes due March 1, 2021 (CUSIP: 03938LAU8; ISIN: US03938LAU89) (the “5.500% Notes”) on December 27, 2019 (the “Redemption Date”). Following prior tender offers, the current outstanding principal amount of the 5.500% Notes is U.S.$756,095,000 (original issuance of U.S.$1,500,000,000).

The 5.500% Notes shall be redeemed at a price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the Indenture) of the Notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the indenture dated as of May 20, 2009, as supplemented by the fourth supplemental indenture dated as of March 7, 2011, each between the Company and HSBC Bank USA, National Association) plus 35 basis points (the “Redemption Price”), in each case plus accrued and unpaid interest thereon to the Redemption Date.

In each case, the Treasury Rate will be calculated on the third business day preceding the Redemption Date.